UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL EVENT

DISTRIBUCIÓN Y SERVICIO D&S S.A.

Registration Number 0593 at the Registry of Securities

Santiago, 25th of April, 2008

Mr.
Guillermo Larraín rios
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
1449 Libertador Bernardo O´Higgins Avenue
SANTIAGO

Dear Mr. Larraín:

This communication is made in compliance with the 9th article and the second clause of the 10th article of Law Number 18.045, and paragraph 2.2 of Section II of the General Regulation Number 30 of this Superintendence.

The information herein is communicated in order to reveal in a truthful, plentiful and timely manner the facts and information about which the same makes reference to since they are matters related to Distribución y Servicio D&S S.A. (“D&S”), its business and the securities issued by the same, which are subject of the public offer, at the moment the fact has taken place or has become known to D&S. This information shall be considered to be important for a judicious individual for his investment decisions.

I hereby bring to this Superintendence’s attention that by the agreement adopted at session Number 292 of D&S’ Board of Directors, which was an ordinary session held the 22nd of January, 2008, I have the authority to, while acting individually, qualify and inform facts related to D&S that are material.

Based on the aforementioned and exercising the authority invested in me by the Board of Directors of D&S, I hereby inform this Superintendence, as a MATERIAL EVENT, that today, the 25th of April, 2008, D&S has sold bonds for six million unidades de fomento (“UF”), equivalent to, on this date, US$ 267 million , at a final rate of UF plus 3.3% annual, bullet with maturity to five years and semi-annual payment of interests. The bonds sold correspond to the Series E of the line of bonds registered by D&S under Number 492 of the Registry of Securities of the Superintendence of Securities and Insurance. The funds obtained through the sale will be used for re-financing short term liabilities.

Cordially yours,

Enrique Ostalé Cambiaso
Chief Executive Officer
Distribución y Servicio D&S S.A.

c.c.	Santiago Stock Exchange
Chilean Electronic Stock Exchange
Valparaíso Stock Exchange
Risk Rating Commission
New York Stock Exchange (NYSE), USA
Latibex, Madrid Stock Exchange, Spain

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: April 28, 2008